FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                For 26 March 2003
                         Commission File Number 0-30358

                                  ebookers plc
                              --------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X|  Form 40-F
                                   -----           -----

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes            No  |X|
                                 -----         -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.

Enclosures:
Dealings by Directors    London Stock
Exchange announcement - re Dinesh Dhamija     26 March 2003                4 inc

DEALINGS BY DIRECTORS
---------------------

1) NAME OF COMPANY

   EBOOKERS PLC

2) NAME OF DIRECTOR

   DINESH DHAMIJA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   AS NAMED IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

   FLIGHTBOOKERS INVESTMENTS LIMITED
   (DINESH DHAMIJA HAS AN INTEREST IN THE SHARES HELD BY FLIGHTBOOKERS INVESTMENTS LIMITED AS A RESULT OF HIS INTEREST UNDER A TRUST WHICH CONTROLS FLIGHTBOOKERS INVESTMENTS LIMITED)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

   N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

   SHARE PURCHASE

7) Number of shares/amount of stock acquired

   465,000

8) % of issued Class

   0.73%


9) Number of shares/amount of stock disposed

   N/A

10) %  of issued Class

    N/A


11) Class of security

    ORDINARY SHARES OF 14P EACH

12) Price per share

    215P

13) Date of transaction

    25 MARCH 2003

14) Date company informed

    25 MARCH 2003

15) Total holding following this notification

    26,985,700 (AS A RESULT OF HIS INTEREST UNDER A TRUST WHICH CONTROLS FLIGHTBOOKERS INVESTMENTS LIMITED, DINESH DHAMIJA HAS AN INTEREST IN THE 26,429,136 SHARES HELD BY FLIGHTBOOKERS INVESTMENTS LIMITED,INCLUSIVE OF THE 465,000 SHARES ACQUIRED IN THIS TRANSACTION. DINESH DHAMIJA ALSO HOLDS 556,564 SHARES DIRECTLY.)

16) Total percentage holding of issued class following this notification

    42.56%

          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES

17) Date of grant

    -

18) Period during which or date on which exercisable

    -

19) Total amount paid (if any) for grant of the option

    -

20) Description of shares or debentures involved: class, number.

    -

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    -

22) Total number of shares or debentures over which options held following this notification

    -

23) Any additional information

    N/A

24) Name of contact and telephone number for queries

    LEIGH GRANT, DEPUTY COMPANY SECRETARY - 020 7489 2297

25) Name and signature of authorised company official responsible for making this notification

    HELEN O'BYRNE,  COMPANY SECRETARY

    Date of Notification     26 MARCH 2003



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ebookers plc


Dated:  March 26  2003
                                                     Helen O'Byrne
                                                     Company Secretary